

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 24, 2018

<u>Via E-mail</u>
Jonathan Cohen
Chief Executive Officer
20/20 GeneSystems, Inc.
9430 Key West Ave.
Rockville, MD 20850

> **Re: 20/20 GeneSystems, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed July 11, 2018**
> **File No. 024-10816**

Dear Mr. Cohen:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2018 letter.

<u>Prospectus cover page</u>

1. We note your response to comment 2. Please tell us the entity that will receive the 2% transaction fee that will function as a brokerage fee.

<u>Summary, page 1</u>

2. We note your responses to comments 3, 4, 5, and 7 related to the provisions contained in your Subscription Agreement regarding exclusive forum, venue and jurisdiction provisions, and the waiver of the right to a jury trial. Please advise us why you believe

these provisions are enforceable under applicable law, including any questions as to enforceability. Please also provide further risk factor disclosure, to include risks of such provisions related to increased cost.

3. Please provide an explicit statement, both in the disclosure and in the Subscription Agreement, that by agreeing to these provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

4. Please clarify whether these provisions apply to secondary purchasers. If not, the differences between being a primary purchaser and a secondary purchaser should be clearly delineated in the offering circular, as should how this will be implemented.

5. We note your response to comment 6. Please revise risk factor disclosure and where appropriate to address the information in Sections 4(f) as to the representations of subscribers related to reviewing aspects of the company's business.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Louis A. Bevilacqua, Esq.
Bevilacqua PLLC